Mail Stop 3720


      							March 6, 2006


Mr. E. Van Cullens
President, Chief Executive Officer
Westell Technologies, Inc.
750 N. Commons Drive
Aurora, IL 60504


	Re:	Westell Technologies, Inc.
      Form 10-K for Fiscal Year Ended March 31, 2005
		Filed June 14, 2005
		File No. 0-27266


Dear Van Cullens:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for Fiscal Year Ended March 31, 2005

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

		Revenue Recognition, page 53

1. On page 8, you disclose that your larger customers may reschedule or cancel orders without penalty. In this note, you further disclose that you allow customers to return unused equipment for partial credit if the equipment is currently being manufactured and that the reserve is not significant. Please disclose the reserve in Schedule
II. Referring to the criteria in FAS 48, tell us in detail why you believe that the revenue associated with these sales is recognizable.

Note 5.  Income Taxes, page 57

2. We note that you had valuation allowances at the end of your fiscal years ended March 31, 2004 and 2005. Referring to the applicable paragraphs of FAS 109, tell us why you believe that valuation allowances were necessary. FAS 109 does not provide for a three-year estimate of income. If you believe that you will be profitable in the future or can produce significant taxable income through the implementation of tax planning strategies, the valuation should have been reversed completely in the first applicable year. Please advise or revise.

Note 11.  Sale of Product Line, page 62

3. We note that you guaranteed the debt of the purchaser of your product line and recorded a $300,000 liability for the guarantee. The 10-year Enginuity note that you guaranteed was in the amount of
$1.62 million. Tell us your basis for including the note that you have guaranteed as part of the purchase price for this line of business. Tell us how you calculated the gain on the sale of the product line of $1.5 million, an intangible write off of $438,000, and a recorded liability of $300,000. We may have further comments.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Sharon Virga, Staff Accountant, at (202)
551-
3385 or Kyle Moffatt, Accounting Branch Chief, at (202) 551- 3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director

Mr. E. Van Cullens
Westell Technologies, Inc.
March 6, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE